Mail Stop 3561

May 25, 2010

Thomas W. Dickson, Chief Executive Officer
Ruddick Corporation
301 South Tryon Street, Suite 1800
Charlotte, North Carolina 28202

> **Re: Ruddick Corporation**
> **Form 10-K for the Year Ended September 27, 2009**
> **Filed November 20, 2009**
> **Form 10-Q for the Period Ended March 28, 2010**
> **Filed April 30, 2010**
> **Form 10-Q for the Period Ended December 27, 2009**
> **Filed January 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 28, 2009**
> **File No. 1-06905**

Dear Mr. Dickson:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 27, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 12

1. In this section, and in the corresponding sections in your quarterly reports on Form 10-Q, you discuss the changes in operation and cash flow amounts between the

periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and Release No. 33-8350. Please note the following examples, but realize that these are examples only and not an exhaustive list of the matters you should address:

- You state that Harris Teeter's fiscal 2009 gross profit as a percent to sales declined 52 basis points from fiscal 2008 due to additional promotional activity designed to provide more value to Harris Teeter's customers. Also, you state that the gross profit margin decline in 2009 was offset by management's emphasis on distribution and manufacturing cost controls, decreased fuel costs, and a lower LIFO charge. Please discuss the additional promotional activity you disclose, how you believe it was designed to provide more value, and quantify its cost. Further, please describe management's distribution and manufacturing cost controls and the reasons for the lower LIFO charge and quantify the distribution and manufacturing cost controls and decreased fuel costs on your overall profit margin.

- You state that Harris Teeter's expenses for fiscal 2009 increased as a result of incremental costs associated with its new store program, increased credit and debit card fees, and other occupancy fees. Also, you state that SG&A expenses for fiscal 2009 as a percent of sales decreased 26 basis points due to the leverage created through sales gains that apply against fixed costs and improved labor management and additional cost controls in support departments. Please quantify the effect of the incremental costs associated with your new store program and the increased credit card, debit card, and other occupancy fees on the overall change. Further, please explain the leverage created through sales gains that apply against fixed costs and quantify this amount against the overall change.

- We note on page 17 that gross profit and its percent to net sales decreased during fiscal 2009 due to weak sales and poor overhead absorption in the United States and certain foreign operations. Please quantify the amounts contributed by weak sales and poor overhead absorption in the United States and foreign operations on the overall change in gross profit and its percent to net sales.

- Also, on that page, you state that SG&A expenses decreased in 2009 because of increased net profit from non-consolidated subsidiaries and A&E reducing expenses to more closely match the decline in sales volume. Please discuss the reasons for the increased net profit from non-consolidated subsidiaries, describe

> how A&E reduced expenses, and quantify each factor on the overall change in SG&A expenses.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

2. Under the heading "Compensation Setting Process" beginning on page 17, you state that you relied on information from a previously employed compensation consultant and certain broad-based third party compensation surveys in determining your fiscal 2009 compensation. In this regard, you state that you did not use these surveys as a benchmark to set executive compensation but instead used the surveys for a general understanding of the current compensation practices of similar companies. However, it appears that, in determining your 2009 compensation, you used your compensation surveys for more than a general understanding of current compensation practices of similar companies. In fact, it appears that you used these surveys as a benchmark to set executive compensation. For example, on the top of page 19, you state that, "[g]enerally, the total annual cash compensation paid to the Company's executives is approximately the median range of total annual cash compensation provided by companies listed in the Compensation Surveys for both the Chief Executive Officer and the remaining executive officers."

Therefore, please tell us the 325 companies in the various compensation surveys you examined, elaborate on the benchmarking data from these companies that you considered in your compensation program, and explain to us the benchmark components in greater detail. Also, please confirm you will disclose this information in future filings. Alternatively, please tell us why you do not, in fact, use these compensation surveys as benchmarks to set executive compensation. See Item 402(b)(2)(xiv) of Regulation S-K. For guidance, please refer to the Division of Corporation Finance's Compliance and Disclosure Interpretation 118.05 under, "Regulation S-K," (July 3, 2008).

Elements of Compensation, page 18

Annual Cash Compensation, page 18

3. On the top of page 19, you state that you increased your named executive officers' base salaries by 2.1% in fiscal 2009 based on relevant market data and "each NEO's achievement of personal performance objectives and corporate operating results during Fiscal 2009." Please tell us, and confirm you will disclose in future filings, the personal performance objectives and corporate operating results for each named executive officer for fiscal 2009, including any pre-determined targets, and the reasons that each officer's base salary was specifically increased or remained the same in 2009.

4. Please explain to us, and confirm you will disclose in future filings, how you calculated Frederick J. Morganthall, II's actual incentive bonus to be 79.50% of his base salary based on his threshold incentive amount of 15% of base salary and the actual fiscal 2009 performance of 4.59 % operating profit margin for Harris Teeter.

Long-Term Equity Incentive Compensation, page 21

5. In the second paragraph on page 22, you state that, for executives employed by Harris Teeter, you issued restricted stock from performance shares in 2009 upon Harris Teeter meeting its operating profit projections and the individual executive meeting his or her performance target. Please tell us, and confirm you will disclose in future filings, the individual performance targets to which you refer for each named executive officer, as applicable. In this regard, based on your disclosure in the footnotes to your 2009 Performance Share Awards table, it appears that Frederick J. Morganthall, II was your only named executive officer to whom this condition applied in fiscal 2009.

6. We note that the amount of restricted stock from performance shares you awarded to your named executive officers in 2009 was dependent, in various combinations, on the operating profits of Harris Teeter and A&E. Further, we note that the amount of restricted stock from performance shares you awarded to Frederick J. Morganthall, II was also based on his individual performance. In this regard, you awarded Thomas W. Dickson 11,250 shares out of a possible 12,500 shares, John B. Woodlief 5,625 shares out of a possible 6,250 shares, Mr. Morganthall all of his possible 6,250 shares, and Fred A. Jackson none of his possible 4,500 shares. Please explain to us, and confirm you will disclose in future filings, specifically how you calculated the amount of shares you awarded to each named executive officer based on performance.

Transactions with Related Persons and Certain Control Persons, page 41

7. We note that you do not have a formal policy concerning the review, approval, or ratification of related party transactions, but that you consider any related party transaction on a case-by-case basis. Please explain to us, and confirm you will disclose in future filings, the specific manner in which you review, approve, or ratify related party transactions on a case-by-case basis based upon the facts and circumstances presented as required by Item 404(b) of Regulation S-K. This disclosure required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

8. Please tell us, and confirm you will disclose in future filings, whether the terms in the transactions and agreements with related parties you disclose in this section were comparable to terms you could have obtained in arms-length transactions with unaffiliated third parties. If not, please discuss how the terms in the related party

transactions and agreements would differ if the transactions were conducted at arms-length with unaffiliated third parties.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director